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                                                                  EXHIBIT 99.4


                         AMERICAN INDUSTRIAL PROPERTIES
                                      REIT






                                     Q & A
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AMERICAN INDUSTRIAL PROPERTIES REIT       Draft:  March 1, 1994

Questions and Answers relating to the Merger of the Trust into American Industrial Properties REIT, Inc., a Maryland Corporation.

Why is the Trust being merged into another entity?

The proposal ("Proposal") is to merge American Industrial Properties REIT
(the "Trust") with a wholly owned subsidiary, American Industrial Properties REIT, Inc., a Maryland Corporation (the "Company"). The purpose of the merger is to convert the Trust from its current form of organization as a Texas business trust to a new form of organization as a Maryland corporation. There are numerous advantages associated with the corporate form of organization, and in today's market many real estate investment trusts ("REITs") choose to organize as Maryland corporations. Because the new Company, which has been formed specifically for this merger, is a wholly-owned subsidiary of the Trust, each shareholder will own the same percentage of the new Company after the merger as they owned of the Trust before the merger.

Why is the Trust reorganizing as a Maryland corporation at this time?

The Trust is currently organized as a Texas business trust under the Texas REIT Act. The merger would effectively convert the Trust to a Maryland corporation under the Maryland General Corporation Law ("MGCL"). The Trust Managers believe the Proposal has the following potential benefits for the Trust and its shareholders:

" Improved Capital and Organizational Structure. Consistent with recent shareholder action approving the removal of the finite life limitation on the Trust, the Proposal provides a capital and organizational structure under the Articles of Incorporation which is expected to allow the Company improved access to the capital markets.

" Established Body of Law. A substantial body of law has developed around the MGCL, while the Texas REIT Act has been subject to relatively little judicial interpretation.

" Properties No Longer Subject to Mandatory Sale or Improvement. The Texas REIT Act mandates the sale of real property owned by the Trust unless major capital improvements are made to the Property within 15 years of





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    its acquisition.  There is no statutory guidance as to what constitute a major capital improvement. The merger alleviates the risk of a statutorily mandated sale at a time which is not beneficial to the shareholders.

" Limited Liability of Stockholders. Although the Texas REIT Act specifically provides that the shareholders of a trust formed under the Texas REIT Act are not liable for the debts of the trust, it is unclear as to whether such protection would be afforded to the shareholders by courts outside Texas. It is well accepted as a general matter in all jurisdictions that stockholders in a corporation are not personally liable for the debts of a corporation.

" Purchase of Property with Stock. The Articles of Incorporation of the new Company provide for a sufficient number of authorized shares to permit the Company to acquire property for Common Stock, thereby giving the Company increased flexibility in negotiating the purchases of additional properties.

" Marginability. The exchange ratio of five shares in the Trust for one share in the new Company is anticipated to permit the Common Stock to be marginable under the requirements of most established brokerage firms, which management believes should improve the liquidity and marketability of the Common Stock.

Are there potential detriments to the reorganization?

Yes. As a Maryland corporation the Company's annual expense for Texas franchise taxes is expected to increase, though the increase is not expected to be substantial. In addition, there will be significant, one-time expenses associated with the merger and reorganization process. There will also be an increased risk of dilution if the Company were to issue additional shares out of the increased authorized limit of shares provided for with the new Company.

Will the new Company continue to qualify as a real estate investment trust?

It is our intent that the new Company will be operated in the same manner as the Trust, therefore, it should qualify as a REIT for Federal income tax
purposes.   As such, the Company will continue to receive the favorable tax treatment afforded to qualifying REITs under the internal Revenue Service Code.

Will the new Company continue to be listed on the New York Stock Exchange?





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Yes.  The Company will continue to be listed on the NYSE under the ticker symbol "IND".

Why are shareholders receiving one share in the new Company five shares in the Trust?

Management believes that the Trust and its shareholders will benefit from having fewer shares outstanding at a higher average price per share. Based on recent trading prices for the Trust shares of 2-1/8 to 2-3/8 per share, management projects that the Company's shares will trade within a range of 10-1/2 to 12 per share immediately following the merger. This is because each share of the Company would be equal in value to five shares of the Trust at that time.

A share price of $10 or above should increase investor interest in the
Company's  shares.   Many  potential investors, including many institutional
investors, will only invest in shares of companies trading above $10 per share. In addition, many commercial brokerage houses will only provide margin financing for shares valued in excess of $5, or in some cases, $10 per share. Establishing a price for the Company's shares in excess of $10 per share should increase interest in the Company on the part of institutional investors while expanding the market for the Company's shares to those investors who invest through margin accounts. In any event, the total value of a shareholder's stock in the new Company just after the merger will be the same as the total value of that holder's shares in the Trust just before the merger.

Why is the authorized share limit being increased to 50 million shares?

The increased authorized share limit will enable the Company to attract new equity capital through the issuance of Common shares. This process, whether conducted via a rights offering to existing shareholders or through a new offering to the general market, will allow the Company to raise the equity capital needed to increase its asset base and its operating cash flow, thus leading ultimately to increased dividends and equity value for the Company's stockholders.

Will the issuance of these newly authorized shares dilute my investment in the Company?

Yes, dilution would occur, but there would also be substantial benefits to the Company and its stockholders through the issuance of additional shares.
Equity capital raised through the issuance of additional shares could be





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used to repay some or all of the Company's high interest rate debt, thus lowering the Company's annual interest expense. In addition, new equity capital would allow the Company to invest in additional industrial distribution properties at positive spreads to its cost of capital.

Are there any plans at this time to issue Preferred Stock?

No. There are no  plans to issue Preferred Stock at this time.   Management
believes it is important, however, that the Company has the flexibility to issue Preferred Stock as part of its future capital raising activities. As a result, the Articles of incorporation of the new Company provide for the authorization of 10 million Preferred Shares.

Will this merger complete the reorganization of the Company that was begun last year?

Yes. With the merger of the Trust into the new Company the process of reorganizing the Trust to address opportunities in today's real estate and capital markets will have been completed. As a self-administered, perpetual life Maryland corporation, the Company will be organized in a manner consistent with those real estate investment trusts that currently are enjoying the greatest success and widest degree of investor acceptance in the capital marketplace.

How will these changes affect the Company's ability to resume dividend distributions?

None of the changes presented in the merger proposal will directly affect the Company's ability to resume dividend distributions; however, the proposed changes, in the aggregate, should improve the Company's ability to raise new capital with which to retire existing debt and to pursue new investments in
industrial properties.   These activities once  concluded, would increase the
cash flow of the Company and its ability to deliver a growing dividend to stockholders in the future.

Will a supermajority vote of all outstanding shares be required to pass this merger proposal?

Yes.   This important proposal will require the affirmative vote of the holders of 66 2/3% of the Trust's outstanding shares. While this percentage is less than the 80% vote required to remove the limited term restriction of the Trust, it will still be important for each shareholder to sign and





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return  their proxy at the earliest  possible opportunity.  Early proxy returns save the Company the time and expense of costly remailings. A failure to return your proxy has the same effect as a vote against the proposed merger.





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